April 29, 2010

HDFC Bank Limited

Form 20-F for the Fiscal Year Ended March 31, 2009

Filed September 30, 2009

File No. 001-15216

Dear Mr. Clampitt:

On behalf of HDFC Bank Limited (“HDFC”), we acknowledge receipt of your comment letter dated April 16, 2010 relating to HDFC’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009. As discussed, we submit this letter as confirmation that HDFC intends to respond to your comment letter on or before May 28, 2010 because HDFC had until recently needed to focus on its annual process of closing its accounts. Please contact us or HDFC if you have any further questions.

Very truly yours,

/s/ Christine Raglan

Christine Raglan

Mr. Michael R. Clampitt

Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

United States

BY FACSIMILE

Copy to:

Mr. Sanjay Dongre

Executive Vice President (Legal) and Company Secretary

HDFC Bank Limited

2nd Floor, Process House

Kamala Mills Compound

Senapati Bapat Marg, Lower Parel

Mumbai 400 013 India